Agenda and explanatory notes to the agenda of the 2017 Annual General Meeting of Shareholders of Koninklijke Ahold Delhaize N.V. To be held at Theater Amsterdam, Danzigerkade 5 in Amsterdam, on April 12, 2017 at 14:00 hours CET Dated March 1, 2017

Agenda 2017 Annual General Meeting of Shareholders
1. Opening (no voting) 3
2. Report of the Management Board for the financial year 2016 (no voting) 3
3. Explanation of policy on additions to reserves and dividends (no voting) 3
4. Explanation of the implementation of the remuneration policy of the Management
Board (no voting) 3
5. Proposal to adopt the 2016 financial statements (voting item) 3
6. Proposal to determine the dividend over financial year 2016 (voting item) 4
7. Proposal for discharge of liabilities of the members of the Management Board
(voting item) 4
8. Proposal for discharge of liabilities of the members of the Supervisory Board
(voting item) 4
9. Explanation of the management report of the former board of directors of Delhaize
Group and the report of the former statutory auditor of Delhaize Group (no voting) 4
10. Proposal to adopt the statutory annual accounts of Delhaize Group (voting item) 5
11. Proposal to discharge the liability of the former members of the board of directors of
Delhaize Group (voting item) 5
12. Proposal for discharge of liabilities of the former statutory auditor of Delhaize Group
(voting item) 5
13. Proposal to re-appoint Mr. J.H.M. Hommen as member of the Supervisory Board
(voting item) 6
14. Proposal to re-appoint Mr. B.J. Noteboom as member of the Supervisory Board
(voting item) 7
15. Proposal for an individual exception to the remuneration policy of the Management
Board (voting item) 7
16. Proposal to appoint PricewaterhouseCoopers Accountants N.V. as external auditor for financial year 2017 (voting item) 9
17. Authorization to issue shares (voting item) 9
18. Authorization to restrict or exclude pre-emptive rights (voting item) 9
19. Authorization to acquire shares (voting item) 10
20. Cancellation of common shares (voting item) 10
21. Closing (no voting) 10

Explanatory notes to the 2017 Annual General Meeting of Shareholders
All information regarding the Annual General Meeting of Shareholders of Koninklijke Ahold
Delhaize N.V. (“the Company”) can be found on www.aholddelhaize.com/en/about-us/governance/shareholders-meetings/. For each separate agenda item it is specified whether it is a voting item or not.
1. Opening (no voting)
2. Report of the Management Board for the financial year 2016 (no voting)
This agenda item includes an account of the financial year 2016, including the report of the Supervisory Board.
3. Explanation of policy on additions to reserves and dividends (no voting)
In accordance with the Dutch Corporate Governance Code the policy on additions to reserves and on dividends is dealt with and explained as a separate agenda item.
The Company’s dividend policy is to target a payout ratio of 40-50 percent of pro forma* underlying income from continuing operations. This policy has resulted in the proposal under agenda item 6.
* Pro forma numbers include (historical) Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV/SA (“Delhaize Group”) results: excluding the performance of remedy stores and other divestments; excluding merger transaction costs; including the Purchase Price Allocation effects; including alignment of Global Support Office functions and related costs; including alignment of foreign exchange rates used in the translation of foreign group entities.
4. Explanation of the implementation of the remuneration policy of the Management Board (no voting)
The Company’s remuneration policy aims at attracting, motivating and retaining the best qualified talent. In accordance with article 2:135 paragraph 5a of the Dutch Civil Code the remuneration policy is dealt with and explained as a separate agenda item.
The remuneration policy for the members of the Management Board was adopted at the General Meeting of Shareholders on April 19, 2016.
5. Proposal to adopt the 2016 financial statements (voting item)
This agenda item includes the proposal to adopt the 2016 financial statements.

6. Proposal to determine the dividend over financial year 2016 (voting item)
In due observance of the Articles of Association, the Supervisory Board, in consultation with the Management Board, determines which part of the profits will be added to the reserves. The part of the profits remaining after the appropriation to the reserves will be at the disposal of the General Meeting of Shareholders. Within the scope of the policy on additions to reserves and on dividend of the Company as discussed under agenda item 3, the following proposal is made for the determination and distribution of dividend on common shares.
It is proposed to the General Meeting of Shareholders to determine the dividend for the financial year 2016 at EUR 0.57 (fifty seven eurocents) per common share. This amount shall be payable on April 26, 2017.
7. Proposal for discharge of liabilities of the members of the Management Board (voting item)
It is proposed to the General Meeting of Shareholders to discharge the members of the Management Board in office in 2016 from all liability in relation to the exercise of their duties in the financial year 2016, to the extent that such exercise is apparent from the financial statements or other public disclosures prior to the adoption of the 2016 financial statements.
8. Proposal for discharge of liabilities of the members of the Supervisory Board (voting item)
It is proposed to the General Meeting of Shareholders to discharge the members of the Supervisory Board in office in 2016 from all liability in relation to the exercise of their duties in the financial year 2016, to the extent that such exercise is apparent from the financial statements or other public disclosures prior to the adoption of the 2016 financial statements.
9. Explanation of the management report of the former board of directors of Delhaize Group and the report of the former statutory auditor of Delhaize Group (no voting)
This agenda item includes an explanation of the management report of Delhaize Group, prepared in accordance with article 96 of the Belgian Company Code by the former board of directors of Delhaize Group and the statutory auditor report, prepared in accordance with article 144 of the Belgian Company Code by the former statutory auditor of Delhaize Group, i.e. Deloitte, Bedrijfsrevisoren, BV CVBA, for the period from 1 January 2016 up to and including 23 July 2016.
Although Delhaize Group ceased to exist following the merger with Ahold, article 704 of the Belgian Company Code requires the former board of directors of Delhaize Group to prepare the statutory annual accounts and the annual board report for the period from 1 January 2016 up to and including 23 July 2016. Consequently, these annual accounts, as 4 prepared by the former board of directors of Delhaize Group need to be audited by the former statutory auditor of Delhaize Group.
In accordance with articles 142, 143 juncto 704 of the Belgian Company Code, the former statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the attention of the General Meeting of Shareholders of the Company. The former statutory auditor (i) expressed an unqualified opinion on the annual accounts of Delhaize Group for the financial period ended 23 July 2016, (ii) stated that the management report of the former board of directors of Delhaize Group include the information required by law and (iii) certified that the annual accounts give a true and fair view on the situation of Delhaize Group.
No vote is required on the management report and the report of the statutory auditor.
10. Proposal to adopt the statutory annual accounts of Delhaize Group (voting item)
It is proposed to the General Meeting of Shareholders to adopt the statutory annual accounts of Delhaize Group, prepared by the former board of directors of Delhaize Group, for the period from 1 January 2016 up to and including 23 July 2016. Pursuant to article 704 of the Belgian Company Code, the General Meeting of Shareholders of the Company are responsible for approving the annual accounts of Delhaize Group for the period between 1 January 2016 and the accounting reference date , i.e. 23 July 2016.
Going forward, the General Meeting of Shareholders will be requested to adopt only the consolidated group accounts. This approval for former Delhaize Group accounts is only required in connection with the merger between Ahold and Delhaize Group that was completed during the financial year 2016.
11. Proposal to discharge the liability of the former members of the board of directors of Delhaize Group (voting item)
It is proposed to the General Meeting of Shareholders to discharge the former members of the board of directors of Delhaize Group, in office during the period from 1 January 2016 up to and including 23 July 2016, from all liability in relation to the exercise of their duties in the period between 1 January 2016 and 23 July 2016.
Under the merger, the General Meeting of Shareholders ‘inherited’ the competence of the Delhaize Group General Meeting of Shareholders to grant such discharge.
12. Proposal for discharge of liabilities of the former statutory auditor of Delhaize Group (voting item)
It is proposed to the General Meeting of Shareholders to discharge the former statutory auditor of Delhaize Group, Deloitte, Bedrijfsrevisoren, BV CVBA, in office during the period from 1 January 2016 up to and including 23 July 2016, from all liability in relation to the exercise of its duties in the period between 1 January 2016 and 23 July 2016.

Under Belgian law, after approval of the annual accounts, the General Meeting of Shareholders has to vote on the discharge of liability of the statutory auditor. Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing Delhaize Group’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the convening notice of the Annual General Meeting of Shareholders, which is not the case.
Pursuant to article 704 of the Belgian Company Code, the General Meeting of Shareholders of the Company must decide on discharging the supervisory bodies (including the statutory auditor) of Delhaize Group for the performance of their mandate between 1 January 2016 and the accounting reference date 23 July 2016.
The auditor’s discharge is tabled exclusively in connection with the request for approval of the former Delhaize Group accounts (as explained under 10 above).
13. Proposal to re-appoint Mr. J.H.M. Hommen as member of the Supervisory Board (voting item)
In accordance with the articles of association of the Company, the Supervisory Board proposes to appoint Mr. J.H.M. Hommen for a new term as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2021, which is the fourth year after the year of the re-appointment.
Jan Hommen (April 29, 1943) is a Dutch national. He was appointed to Ahold’s
Supervisory Board at the General Meeting of Shareholders on April 17, 2013. Prior to the merger between Ahold and Delhaize Group, Mr. Hommen served as Chairman of Ahold’s Supervisory Board. He was previously Vice Chairman of Ahold’s Supervisory Board and served as Chairman of the Audit Committee from 2003 to 2007.
Mr. Hommen is the former CEO of KPMG the Netherlands, and has also served as CEO of ING Group N.V., CFO and vice chairman of the board of management of Royal Philips Electronics N.V. and CFO of Aluminum Company of America.
Currently Mr. Hommen is chairman of the supervisory board of Brabantse Ontwikkelings Maatschappij Holding B.V., chairman of the board of trustees of Tilburg University and United World College Nederland, and an advisor to Advent International PLC.
The Supervisory Board recommends to appoint Mr. Hommen for a new term as a member of the Supervisory Board in view of his knowledge of the Company, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility, his experience in disclosure and communication matters and the dedication with which he fulfils his role as Vice Chairman of the Supervisory Board and member of the Governance and Nomination Committee (previously the Selection and Appointment Committee).
In 2016, Mr. Hommen attended all Supervisory Board meetings, all meetings of the Governance and Nomination Committee. Up to the merger, Mr. Hommen attended all meetings of the Remuneration Committee and Audit Committee as an observer.

The proposed re-appointment is in line with the Dutch Corporate Governance Code and the Company’s articles of association.
Mr. Hommen holds no shares in the Company.
14. Proposal to re-appoint Mr. B.J. Noteboom as member of the Supervisory Board (voting item)
In accordance with the articles of association of the Company, the Supervisory Board proposes to appoint Mr. B.J. Noteboom for a new term as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2021, which is the fourth year after the year of the re-appointment.
Ben Noteboom (July 4, 1958) is a Dutch national. He was first appointed to the
Supervisory Board on April 28, 2009. Mr. Noteboom is former CEO and chairman of the executive board of Randstad Holding N.V., to which he was appointed in 2001. He had first joined Randstad in 1993 and held various senior management positions during his time with that company.
Mr. Noteboom is a member of the supervisory board of Aegon N.V., chairman of its remuneration committee and a member of its audit committee. He is also a member of the supervisory board and audit committee of Wolters Kluwer N.V. and Koninklijke Vopak N.V., and a member of the boards of the Holland Festival Foundation and the Cancer Center Amsterdam.
The Supervisory Board recommends to appoint Mr. Noteboom for a new term as a member of the Supervisory Board in view of his knowledge of the Company, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility, his experience in disclosure and communication matters, his experience in marketing related matters and the dedication with which he fulfils his role as member of the Supervisory Board, Chairman of the Governance and Nomination Committee and member of the Remuneration Committee.
In 2016, Mr. Noteboom attended nine out of ten Supervisory Board meetings, all meetings of the Governance and Nomination Committee, and all meetings of the Remuneration Committee.
The proposed re-appointment is in line with the Dutch Corporate Governance Code and the Company’s articles of association.
Mr. Noteboom holds 15,637 shares in the Company.
15. Proposal for an individual exception to the remuneration policy of the Management Board (voting item)
In determining the remuneration of members of the Management Board, the Company considers the remuneration paid to executives in comparable positions at other companies. The objective is to establish Target Total Direct Compensation around the 7 median of the market most relevant in relation to recruitment and retention of top management. In order to align Mr. Holt with his local retail market peers, the Supervisory Board proposes to the General Meeting of Shareholders to approve an individual exception to the remuneration policy of the Management Board so that the Supervisory Board can determine the remuneration for the US COO (Mr. Holt) on the basis of a local reference market, instead of the current labor market peer group consisting of 18 companies; being 6 European peers, 6 US peers and 6 AEX companies.
Rationale of the Proposal
With the resignation of Mr. McCann from Ahold USA (“AUSA”), Mr. Holt was appointed the new COO of AUSA. His in-depth knowledge of the US retail market, the Delhaize America brands and additional experience with AUSA will allow the Company to secure the strength of the great local brands in the US markets while at the same time deliver on the synergies and share best practices among those brands.
The compensation practices between Continental Europe and the United States of America differ and the median market levels of the labor market reference group are significantly below the market median compensation levels of the US Retail market for the COO positions.
In order to sustain the qualities of Mr. Holt and his experience with the Company’s US local brands, it is appropriate to compensate Mr. Holt in accordance with peers in the US market. To that extent the Company proposes to align the compensation of Mr. Holt to the US Retail Market. For this purpose and based on the same selection criteria as were used for the Policy peer group, a US retail labor market reference group has been defined comprising of 14 companies:
US Peers
Archer Daniels Midland Home Depot Sysco Best Buy Co Kroger Target Costco Wholesale Lowe’s Companies Tyson Foods
CVS Health Macy’s Walgreens Boots Alliance Dollar General Staples
The Company positions at the median of this group based on the mix of selection criteria (total revenue, market capitalization, total assets and number of employees).
The target Total Direct Compensation level for the COO role in the US will be positioned around the median of the above mentioned US retail labor market reference group. The existing at-target Annual cash incentive plan (EIP) and long-term Equity-based program (GRO) remain unchanged at respectively 100% and 200% of Base salary.
Implications
The current salary of Mr. Holt amounts to US$ 925,000 per annum. The at target Total Direct Compensation per annum amounts to US$ 3,700,000. This positions Mr. Holt below the P25 level of the US retail labor market reference group. It is the intention of the Supervisory Board, in case the exception to the Remuneration Policy is approved by the General Meeting of Shareholders, to increase the base salary of Mr. Holt to US$ 990,000 per annum. The at target Total Direct Compensation per annum will amount to US$ 3,960,000. This would position the at-target Total Direct Compensation of Mr. Holt slightly below the median of the US Retail Market Peer Group.

The remuneration policy of the Management Board, approved during the Annual General Meeting of Shareholders on April 19, 2016, can be found on www.aholddelhaize.com/en/about-us/governance/documentation/.
16. Proposal to appoint PricewaterhouseCoopers Accountants N.V. as external auditor for financial year 2017 (voting item)
It is proposed to the General Meeting of Shareholders that PricewaterhouseCoopers Accountants N.V. will be appointed as the external auditor of the Company for the financial year 2017.
17. Authorization to issue shares (voting item)
It is proposed to the General Meeting of Shareholders to authorize the Management Board for a period of 18 months from the date of this annual General Meeting of Shareholders, i.e. until and including October 12, 2018, to issue common shares or grant rights to acquire common shares, subject to the approval of the Supervisory Board.
The authority to issue shares or to grant rights to acquire shares is intended for the issue of common shares or the granting of rights to acquire common shares in respect of share-based compensation plans for employees, to provide the possibility to react in a timely and flexible manner in respect of the financing of the Company and in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances.
In accordance with article 2:96, paragraphs 1 and 5, of the Dutch Civil Code, it is proposed to authorize the Management Board to issue common shares or grant rights to acquire common shares, subject to the approval of the Supervisory Board. In accordance with current corporate governance practices the proposal is limited to a period of 18 months from the date of this annual General Meeting of Shareholders, i.e. until and including October 12, 2018, and to a maximum of 10% of the issued share capital. When this authorization shall be approved, the current authorization shall no longer be utilized.
18. Authorization to restrict or exclude pre-emptive rights (voting item)
It is proposed to the General Meeting of Shareholders to authorize the Management Board for a period of 18 months from the date of this annual General Meeting of Shareholders, i.e. until and including October 12, 2018, to restrict or exclude, subject to the approval of the Supervisory Board, pre-emptive rights in relation to the issue of common shares or the granting of rights to acquire common shares.
This proposal is made in accordance with article 2:96a, paragraph 6 of the Dutch Civil Code. In accordance with the proposal under agenda item 17, this proposal is limited to a period of 18 months from the date of this General Meeting of Shareholders and until and including October 12, 2018. Pursuant to our Articles of Association, if less than 50% of the issued and outstanding capital is represented, this proposal can only be adopted by a majority of at least two-thirds of the votes cast. If 50% or more of the issued and outstanding capital is represented, a simple majority is sufficient to adopt this proposal.

When this authorization shall be approved, the current authorization shall no longer be utilized.
19. Authorization to acquire shares (voting item)
It is proposed to the General Meeting of Shareholders to authorize the Management Board for a period of 18 months from the date of this annual General Meeting of Shareholders, i.e. until and including October 12, 2018, to acquire shares in the Company subject to the approval of the Supervisory Board.
The purpose of this proposal is to give the Management Board the authorization to reduce the Company’s outstanding share capital in order to return capital to the Company’s shareholders, and/or to cover obligations under share-based compensation plans or for other purposes.
The proposal is made in accordance with article 2:98, paragraph 4 of the Dutch Civil Code. Shares may be acquired at the stock exchange or otherwise, at a price (i) for common shares between par value and 110% of the opening price at Euronext Amsterdam N.V. at the date of the acquisition, and (ii) for the cumulative preferred financing shares between 100% and 110% of the amount paid up (including share premium) on the relevant shares. Shares may be acquired up to 10% of the issued share capital at the date of acquisition and provided that the Company and its subsidiaries will not hold more than 10% of the issued share capital in the Company. When this authorization shall be approved, the current authorization shall no longer be utilized.
20. Cancellation of common shares (voting item)
It is proposed to the General Meeting of Shareholders to cancel any or all common shares in the share capital of the Company held or repurchased by the Company under the authorization referred to under agenda item 19 resulting in a reduction of the Company’s issued common shares. The number of shares that will be cancelled (whether or not in a tranche) shall be determined by the Management Board, with a maximum of the same 10% of the issued share capital that may be acquired pursuant to agenda item 19. The cancellation may be executed in one or more tranches.
Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced; this will apply for each tranche. The purpose of this proposal is cancellation of common shares held by the Company or that have been acquired in accordance with the proposal under agenda item 19 to the extent that such shares shall not be used to cover obligations under share-based compensation plans or for other purposes.
21. Closing (no voting)
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